

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

<u>Via Facsimile</u>
Mr. Walden C. Rhines
Chief Executive Officer
Mentor Graphics Corporation
8005 SW Boeckman Rd.
Wilsonville, Oregon 97070

> **Re: Mentor Graphics Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed March 17, 2011**
> **File No. 001-34795**

Dear Mr. Rhines:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Intangible Assets, and Long-Lived Assets, page 25

1.   We note your conclusion on page 49 that no indicators of a potential impairment existed for your reporting unit as of January 31, 2011, 2010 and 2009 and accordingly no impairment charge was recognized. In the future, to the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is

at potential risk of failing step-one of your goodwill impairment analysis, please tell us and disclose in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting unit is not at risk of failing step-one please disclose this in future filings.

Accounting for Stock-Based Compensation, page 25

2.   We note that you determine expected volatility for stock options based upon a combination of the historical volatility of your common stock, historical volatility of comparable companies' common stock, implied volatility of your traded options and implied volatility of comparable companies' traded options. Please describe, and tell us how you considered disclosing, the basis for using a combination of these volatilities in determining the expected volatility of your stock options including how you weight each of these categories. Refer to Question 5 of SAB Topic 14.D.1.

Liquidity and Capital Resources, page 35

3.   We note your disclosure on page 35 that you had cash and cash equivalents of $133.1 million as of January 31, 2011. Please tell us and in future filings disclose the amount of cash and cash equivalents that are currently held outside of the U.S. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Note 2 – Summary of Significant Accounting Policies

Term Receivables and Trade Accounts Receivable, page 47

4.   We note your disclosure on page 48 which indicates that you maintain allowances for term receivables, long-term. Please tell us how you considered the disclosure requirements in ASC 310-10-50-11B(c) with respect to activity in the allowance for credit losses related to your term receivables, long-term for each period presented. Furthermore, tell us how you considered presenting the amount of the allowance related

to your term receivables on the face of the balance sheet for each year presented similar to your trade accounts receivable in accordance with paragraph 4 of Rule 5-02 of Regulation S-X.

Revenue Recognition, page 52

5.   We note that the disclosure regarding your term licenses references the option for customers to remix product usage from a "fixed list of products." Please tell us how you considered ASC 985-605-55-99 and 100. Specifically, discuss how you ensure that the cumulative value of all products in use does not exceed the total license fee.

6.   We note that you adopted ASU 2009-13 and 2009-14 during fiscal year 2011 and that for multiple element arrangements involving your emulation hardware systems, you allocate revenue to each element based on the relative selling price. Please tell us whether these arrangements may also include software that is not essential to the functionality of the hardware or stand-alone software. To the extent that your arrangements include various software components please further describe your accounting treatment for each component. Additionally, we note on page 52 that you offer software and hardware post-contract maintenance or support services (PCS). Ensure that your discussion reflects the accounting treatment associated with PCS that supports essential software, non-essential software and/or hardware.

7.   We note your disclosure on page 53 that vendor-specific objective evidence (VSOE) for support services is based on the customer renewal history when the services are sold separately. Please describe, in detail, your methodology for establishing VSOE of your support services for both your perpetual and term licenses including the volume and range of standalone sales used to establish VSOE. As part of your response, please clarify whether you offer multi-term support services, including whether your term licenses include co-terminus support, and if so, how you established VSOE for these multi-term services.

8.   As it relates to multiple element arrangements involving hardware, your disclosure on page 54 indicates that when VSOE or third party evidence (TPE) does not exist, you determine relative selling price based upon estimated selling price (ESP). Please tell us whether you have established VSOE or TPE for the undelivered items in your multiple-element arrangements involving hardware and if so, describe how you determined VSOE or TPE.

Note 10 – Income Taxes, page 66

9.   We note the line item "Impact of international operations including withholding taxes and other reserves" in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further

quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief